UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________ to ______________

Commission File Number - 33-44713

A.	Full title of the plan and the address of the plan:

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES' RETIREMENT SAVINGS PLAN
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY BANCORP.
4811 U.S. Rte. 5
P.O. Box 259
Derby, Vermont  05829

REQUIRED INFORMATION

The Community Bancorp. and Designated Subsidiaries' Retirement Savings Plan is an ERISA plan with more than 100 participants.  Required financial statements filed with this report:

Financial Report for plan year ended December 31, 2006.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
With
SUPPLEMENTARY INFORMATION

December 31, 2006 and 2005

With Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Community Bancorp. and Designated Subsidiaries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Bancorp. and Designated Subsidiaries Retirement Savings Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker
Portland, Maine
June 28, 2007
VT Reg. No. 92-0000278

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value
Money market assets	$332,997	$289,834
Mutual funds	5,717,129	4,696,578
Marketable equity securities	4,144,406	4,637,104
Participant loans	223,555	148,374

Total investments	10,418,087	9,771,890

Receivables
Employer contributions	293,926	305,939
Employee contributions	11,997	-
Accrued interest and dividends	3,699	19,826

Total receivables	309,622	325,765

Net assets available for benefits	$10,727,709	$10,097,655

The accompanying notes are an integral part of these financial statements.

 COMMUNITY BANCORP. AND DESIGNATED
 SUBSIDIARIES RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income
Interest and dividends	$452,667
Net depreciation in fair value of investments	(336,697)

Net investment income	115,970

Contributions
Employer’s	388,906
Participants’	328,729

Total contributions	717,635

Total additions	833,605

Deductions from net assets attributed to:
Benefits paid to participants	(173,349)
Administrative expenses	(30,202)

Total deductions	(203,551)

Increase in net assets available for benefits	630,054

Net assets available for benefits

Beginning of year	10,097,655

End of year	$10,727,709

The accompanying notes are an integral part of these financial statements.

COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following description of the Community Bancorp. and Designated Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Community National Bank, a subsidiary of Community Bancorp (the Bank) who have attained age 21 and have completed one year of service. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum amount allowed by the Internal Revenue Code. The Bank matches employee contributions up to five percent of annual compensation. The Bank may also make additional discretionary contributions. Contributions are subject to certain limitations.

Administrative Expenses

Employer contributions include $29,334 toward administrative expenses subsequently paid by the Plan.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The Plan’s investments are recorded at their fair values determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investments that represent 5% or more of the Plan's net assets are as follows:

	2006	2005

Security

Community Bancorp. Common Stock	$4,144,406	$4,637,104
Growth Fund of America, Inc.	1,178,900	913,664
American Balanced Fund	746,972	674,128
Vanguard Total Stock Market Index Fund	1,715,488	1,584,428
EuroPacific Growth Fund	771,682	464,235

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $336,697 as follows:

Mutual funds	$409,788
Marketable equity securities	(746,485)

$(336,697)

4.	Tax Status

The Plan obtained its latest determination letter dated August 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5. Plan Termination

Although it has not expressed any intention to do so, Community National Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Party-In-Interest Transactions

Community Financial Services Group (CFSG) is the Plan’s custodian. Community National Bank, the plan sponsor, owns 33 1/3% of CFSG.

The Plan allows for employee contributions to be invested in common stock of the parent of the plan sponsor, Community Bancorp. At December 31, 2006 and 2005, the Plan held 306,993 and 289,819 shares, respectively, valued at $4,144,406 and $4,637,104, respectively.

There were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule
COMMUNITY BANCORP. AND DESIGNATED
SUBSIDIARIES RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Required for IRS Form 5500
EIN #01-0211807
Plan #002

December 31, 2006

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost (1)	Value

	Cash Management Fund of America	Money Market		$295,855
	Federated Government Obligations Fund	Money Market		37,142
*	Community Bancorp.	Common Stock, 306,993		4,144,406
	American Balanced Fund	Mutual Fund		746,972
	Blackrock Core Bond Fund	Mutual Fund		133,766
	Growth Fund of America, Inc.	Mutual Fund		1,178,900
	Investment Company of America	Mutual Fund		261,144
	Royce Premier Small Cap Fund	Mutual Fund		430,449
	Vanguard Total Stock Market Index Fund	Mutual Fund		1,715,488
	SEI Stable Asset Fund	Mutual Fund		478,728
	Euro Pacific Growth Fund	Mutual Fund		771,682
*	Participant Loans	Interest rate range 6.08%-9.00% various maturities		223,555

				$10,418,087

*	Indicates a party-in-interest to the Plan.
(1)	Participant directed plan, information not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANCORP. AND DESIGNATED SUBSIDIARIES'
RETIREMENT SAVINGS PLAN

DATE: June 28, 2007	/s/ Stephen P. Marsh
Stephen P. Marsh
President & Chief Operating Officer
Community Bancorp.
(Plan Administrator)